Exhibit 2.7

REPORT ON THE 2002 EXPLORATION OF THE GOBI –

ZHULAZHAGA GOLD SKARN

(UTM 498270 E, 4486626 N WGS 84)

AND SHEAR HOSTED, BYC GOLD PROPERTIES,

(UTM 381383 E 4541034 N WGS 84)

INNER MONGOLIA, CHINA.

For MINCO MINING AND METALS CORPORATION,

Vancouver, British Columbia.

CANADA.

By:

Dr. Jim L. Oliver, Ph.D., P.Geo.

March 3, 2003.

TABLE OF CONTENTS.

Page

1. 0 SUMMARY	1

2. 0 INTRODUCTION AND TERMS OF REFERENCE	2

3. 0 DISCLAIMER	3

4. 0 PROPERTY DESCRIPTION AND LOCATION	3

5. 0 ACCESSIBLITY, CLIMATE, LOCAL RESOURCES
INFRASTRUCTURE AND PHYSIOGRAPHY	5

6. 0 HISTORY	7

6.1 History of Exploration, Zhulazhaga - Gobi Area	7
6.2 History of Exploration, BYC Area	7

7.0 GEOLOGICAL SETTING

7.1 Regional Geological Setting	8
7.2 Local Geology: Gobi-Zuhalazhaga Project	10
7.3 Local Geology: BYC Occurrence	11

8.0 DEPOSIT TYPES	12

9.0 MINERALIZATION	14

9.1 Mineralization Zhulazahaga-Gobi: South Trench
Occurrence	14

9.11 General Stratigraphic Relations	14
9.12 Characteristics of Mineralization and Rock
Alteration	16
9.13 Fault and Structural Controls on
Mineralization, South Trench Occurrence	17
9.14 General Structural Observations,
MaDo Mine Area	18

	- i -
9.2 Mineralization BYC		20

9.21	The Number 1 Mineralized Zone	20
9.22	The Number 2 Mineralized Zone	22
9.23	The Contact Vein Zone	22
9.24	The North Zone	23
9.25 Other Zones		23
9.26	Style and Form of Mineralized Zones	24

10.0 EXPLORATION		27

11.0 DRILLING		27

11.1 Summary Notes: Stratigraphic Columns and
Geological Sections		28

12.0 SAMPLING METHODS AND APPROACH		38

12.1 Diamond Drilling		38

13.0 SAMPLE PREPARATION ANALYSIS AND SECURITY 39

14.0 DATA VERIFICATION		40

15.0 INTERPRETATION AND CONCLUSIONS		40

15.1 Zhulazhaga –Gobi Skarns		40
15.2 BYC Orogenic Auriferous Veins		41

16.0 RECOMMENDATIONS		42

16.1 Zhulazhaga – Gobi		42
16.2 BYC		43
16.3 Greenfield – New Projects and Existing Projects		44
16.4 Recommended Budget 2003		44

17.0 REFERENCES		47

18.0 CERTIFICATE OF AUTHOR		49

19.0 CONSENT OF AUTHOR		51

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LIST OF FIGURES
page

Figure 1. Location Map Zhulazhaga and BYC Projects	4

Figure 2. Concession Outlines Gobi Project	6

Figure 3. Tectonic Setting Gobi and BYC Projects	10

Figure 4. Comprehensive Map Showing Geology and Mining Facilities in Zhulazhaga Area, Inner Mongolia China	back pocket

Figure 5. Bedrock Geology and Geophysical Relationships, Gobi	back pocket

Figure 6. Regional Geology and License Areas, BYC Project,
Inner Mongolia	13

Figure 7. Detail of Gobi Trench and Mineralized Zone	15

Figure 8. Zhulazhaga South Trench Zone, DDH G-1 (1:1000 Scale Geological Section)	30
Figure 9. Zhulazhag South Trench Zone, DDH G-2 (1:1,000 Scale Geological Section)	32
Figure 10. Zhulazhaga South Trench Zone, DDH G-3 & G-4 (1:1,000 Scale Geological Section)	33

Figure 11. Zhyulazhaga South Trench Zone, DDH G-9 (1:1,0000 Scale Geological Cross Section)	34

Figure 12. M5 – 2 Magnetic Anomaly DDH 158-1.
(1:1,000 Scale Geological Cross Section)	36

Figure 13. M2 Magnetic Anomaly DDH 170-1.
(1:1,0000 Scale Geological Cross Section)	37

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LIST OF TABLES

                                                                                                                                        Page

Table 1. Sample Descriptions and Results Minco BYC Sampling Program:

              November 2002                                                                                                                                          25

Table 2. Summary of Chinese Geological Survey

               Rock Samples Collected at BYC During 2002                                                                                            26

Table 3. Zhulazhaga – Gobi 2002 DDH Collars                                                                                                        29

Table 4. Zhulazhaga – Gobi 2002 Drill Results > 1.0 g/t Au                                                                                       29

LIST OF APPENDICES:

Appendix I. Gobi 2002 Drill Logs (English Summaries)

Appendix II. Assay Certificates, Gobi 2002 Drilling.

- iv.-

1.0 SUMMARY

This technical report summarizes the results of exploration work conducted by Minco Mining and Metals Corporation on two gold projects, the Zhyulazhaga – Gobi gold skarn and the BYC lode gold occurrence. Both projects are located in Inner Mongolia, China.

The Zhulazhaga gold skarn is hosted by a sequence of Proterozoic platformal sediments which lie within the Tianshan-Xiangan Metallogenic zone. The metallogenic belt lies within a fold and thrust belt which is bounded to the north by the Siberian – Mongolian Craton and two the south by the North China Craton. Supracrustal rocks at Gobi are fractured and faulted, often about north trending axes and intruded by dykes and sills ranging in composition from diorites to granodiorites. Host lithologies include thin bedded limestone units and intercalated calcareous siltites. Two skarn types are recognizable including distal skarns which lack any obvious intrusion association and proximal skarns which immediately flank diorite-carbonate contacts. Gold copper skarns zones range in thickness from less than 1.0 to greater than 9.0 m’s and over these same widths range in grade from less than 1.0 g/t to greater than 14.8 g/t Au. There is to a strong association between the position of strongest mineralization proximal to north-south striking normal faults.

At Gobi, a 2500 m NQ diamond drilling program is recommended and is designed to maximize the relationships between through-going fault structures, permissive stratigraphy and the development of strongest gold mineralized zones.

The BYC shear hosted gold occurrence, like Gobi, occurs within the Tianshan – Xiangan Metallogenic zone. The occurrence is an excellent example of a shear hosted, fault-fill, orogenic gold vein system. A series of brittle-ductile strain zones flank a Mesozoic granitic intrusion which cuts Proterozoic age supracrustal rocks. Most of these strain zones strike approximately east-west, and dip north at modest 45° – 75° angles. The entire sequence has been deformed to lower- middle Amphibolite metamorphic grades. Well formed shear and extensional veins are associated with these high strain zones. Shear hosted veins range in width from less than 1.0 to greater than 10 m’ and have strike lengths which may exceed 1400 m.

Gold grades within these structural zones are variable. Most significant is the finding that gold mineralized zones have the strength in both grade and width to support underground mining operations. Data collected by the Chinese geological survey indicates that trenches cut across the main mineralized zones have grades which range from 4.2 g/t Au over 4 m’s to 71.0 g/t Au over 9 m’s. The extent of artesinal mining also strongly suggests that a near surface gold resource has been successfully exploited by illegal miners. These operations have recently (2002) been halted by government order.

A comprehensive field program, culminating in 5000 m of NQ drilling, is recommended at BYC.

Minco mining is also actively pursing several additional high quality mineral exploration opportunities in China and also has significant advanced staged prospects in their current property portfolio. Minco’s exploration activities should be accelerated. To achieve that end a recommended 2003 exploration budget for the Gobi, BYC and regional programs is $ 1,140,000 (US dollars).

2.0 INTRODUCTION AND TERMS OF REFERENCE

The following technical report is prepared at the request of the management of Minco Mining and Metals Corporation (Minco). The report is intended to provide an accurate technical update on the principle exploration work undertaken during 2002, specifically as those activities relate to the Zhulazhaga (Gobi) gold skarn, and the shear hosted BYC gold occurrence. The report does not document projects which where inactive during 2002 or on the most recent acquisitions of the company which the author is not personally familiar with.

The author has had personal involvement with both the Gobi and BYC gold occurrences. At Gobi this has included stratigraphic logging and interpretation of archival drill core, construction of geological sections and a rapid overview of the relevant geological features and mineral zones. At BYC, all principle mineralized zones where examined, a rapid quantitative structural interpretation defined, and several check samples from both surface trenches and underground exposures were obtained. The results of these evaluations were summarized in Oliver (2002a and 2002b). Both projects are located in Inner Mongolia, China, and were examined by Oliver in two week during late October and November of 2002.

The writer has acted as a technical consultant to certain aspects of the exploration and assessment of the Gobi and BYC projects. With-respect-to the Gobi project, all technical work on the project was implemented by professional Chinese geologists under the employ of Minco. Initial evaluation and recommendations of the BYC project were done largely without independent assay data. These data, and related results have been received since the completion of the original evaluation.

Minco is involved with several additional significant exploration projects within China including the White Silver Mountain polymetallic volcanic hosted massive sulphide, Changba-Lijagou sediment hosted lead- zinc-silver deposit, and many ongoing “Greenfields” exploration projects. The author has not reviewed these projects in the field.

3.0 DISCLAIMER.

The writer has acted as a technical advisor to Minco Mining and Metals Corporation. As well as compiling his own data he has utilized extensively technical reports prepared principally by Mr. Ruijin Jiang, an exploration manager under the employ of Minco. Oliver has also utilized related technical data, maps, geological reports and assay data which have been developed either by professional geologists under the employ of Minco or a Chinese government agency, the Inner Mongolian Non-Ferrous Metals Agency. The author believes that their reports and interpretations meet with the widely accepted exploration practices for this industry.

Information relevant to property ownership and entitlement has been supplied to the writer by Minco. Oliver has not concluded a due diligence review of mineral title and ownership of either the BYC or Gobi license areas. Further details on the nature of the agreements are available through the corporate head offices of Minco.

4.0 PROPERTY DESCRIPTION AND LOCATION

The Gobi project is located in the south Gobi desert of western Inner Mongolia, approximately 1200 km’s west northwest of Beijing, Figure 1. Zhulazhaga is located near the town of Byainneruoergong, Alashanzuiq i with the closest major town, at Bayinhaote, approximately 220 km south of the project area. A new asphalt road connects Bayinhaote to Byainnerouergong. From Byainnerouergong, the project area is accessed by four wheel drive track approximately 10 kilometres west- northwest of the main highway.

The project area includes 3 non-contiguous licenses, the Shaloetaohai (33.3 square km) Haishenghari (31.6 square km) and the Zhulazhaga License 27.8 square km, Figure 2. The Zhulazhaga concession overlies a small approximately 700 x 400 m, < 0.3 square km, internal block which covers an active mining license. The licences were originally assigned by the Institute of Land and Resources of Inner Mongolia (EILR) to Damo Mining Company Limited. Minco has the right to earn 75% of the project by spending US $2,500,000 on the project over four years, by 2003. In the event of non-participation on the part of the joint venture partner their carried interest may be reduced to 10%.

Electical power is available on site, via the mines diesel generator, as is saline water, but fresh water must be trucked in. In both the Gobi and BYC project areas, small scale Kashmir sheep and goat farms are the predominant agricultural activities. Electrical power is available within approximately 5-10 km of the central portions of the BYC property.

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Figure 1: Tectonic Map and Location Map of Gobi and BYC Projects

SIBERIAN-MONGOLIAN CRATON
MONGOLIA
NORTH CHINA CRATON
YANGTZ CRATON
TARIM CRATON
TIBET PLATEAU
EE PROJECT
Beijing
Xi'an
Chenadu
South West Gold
Kunming
Ivanhoe's
BYC
GOBI
Lanzhou
WSM
QILIAN MT
QINLING MT
Lasa
Urumqi
TIANSHAN MT
KUNLUN MT
LEGEND
Gold Projects:
Pb-Zn-Ag-Au
Rare earth & Rare Metals
Major Cities
kilometers
0
500
1,000
N

- 4 -

The BYC project is located approximately 750 kilometres west-northwest of Beijing and is about 50 km northwest of Baotou, the largest rare-earth producing city in the world. It is about a one hour flight from Beijing to Baotou. Good road access exists from Baotou to the BYC license with less than 2 hours of driving required to complete a one way Baotou to BYC journey.

Three contiguous licences are included in preliminary agreements agreements identified between Minco and Inner Mongolian Bureau of Non-Ferrous Metals. The licenses have a total area of 58.1 square km, Figure 6. On December 23, 2002, Minco signed an agreement with Inner Mongolia Bureau of Non-Ferrous Metals to acquire the majority interest in the BYC gold project. The agreement provides Minco the right to earn a 75% interest in BYC by spending 12 million RMB (approx. C $2.4 million) on exploration over the next four years.

Further details regarding the nature of legal agreements on both the BYC and Gobi projects are available for review in the corporate head office of Minco Mining and Metals Corporation located in Vancouver, British Columbia.

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES INFRASTRUCTURE AND PHYSIOGRAPHY

Both the BYC and Gobi project areas flank the Gobi desert. The climate is characterized by temperatures ranges from –40 C to + 40 C, annual rainfall averages less than 120 mm and mainly occurs during July and August. All drainages are seasonal in nature. Frost free seasons range from late October to late April. Traditionally, exploration on these concessions has been concentrated in the May to September time frames but no logistical reason exists to prevent the execution and development of field programs for 12 months of the year.

Topography at Gobi is characterized by an arid desert terrain defined by linear northeast trending ridges and valleys which directly reflect underlying bedrock forms. The maximum elevation of approximately 1530 m and differences between ridgetops and valleys is approximately 50 m. Ridges with exposed outcrop frequently give way to gravel-veneered covered pediments which in turn flank sand covered lowlands.

Topography at BYC is more dramatic than that at Gobi. Linear, east-west trending valleys range in elevation from 1500 m’s to greater than 1750 m’s. Ridges are cut by dry washes and arroyos leading to seasonal high energy streams and creeks. Outcrop exposure is generally good with bedrock present in many of the arroyos and ridges and is only absent in the valley bottoms.

INSERT FIGURE 2 GOBI AND BYC CONCESSIONS.

6.0 HISTORY

Both the BYC and Gobi projects are relatively recent, less than 15 year old, discoveries. The discoveries are credited, at least in part, to the work of the geologists and geochemists of the Regional Geochemisty National Reconnaissance (RGNR) program which had covered in excess of 5 million square km of Chinese territory. Under this program lag and rock samples were collected at variable sample densities ranging from as high as one sample per 1 square km to as low as one sample per 50 square km (Xuejing, 1995). The results of these surveys were then utilized by corresponding Provincial Bureau’s of Geology and Mineral Resources. Follow-up work was then conducted by geologists under the employ of the Bureau of Non Ferrous Metals.

6.1 History of Exploration Zhulazhaga

The Zhulazhaga deposit, a distal skarn hosted by intercalated calcareous siltites and carbonates, was discovered in 1997 by prospecting and geological programs which followed up anomalies outlined by reconnaissance geochemical programs. At Gobi, this resulted in the discovery and later development of the MaDo mine, a gold rich skarn which was developed into a heap leach mining operation. Over a two year period, 1998 to 2000, 145,900 tonnes of oxidized auriferous skarn had an average head grade of 2.6 g/t Au producing 277 kg of Au (Jiang, 2000). In 2002, oxide skarn material was largely depleted and mining activities focused on stripping and development programs. Active exploration of the Gobi project by Minco’s geologists began in 1999 utilizing geological mapping, geochemistry and geophysical approaches:

i.    Regional evaluation of the license areas (1999). Significance and distribution of major regional geochemical trends outlined.

ii.   In the year 2000, 10 strong magnetic anomalies in the Zhulazhaga license area were identified.

iii.  In the year 2000, a 150 x 1500 m highly geochemically gold anomalous area south of the existing mine, was recognized.

iv. In 2001 and 2002, a trenching program, following up geochemical highs, exposed in bedrock a gold rich skarn containing 14.8 g/t Au over 9.0 m.

v. Diamond drilling of the discovery trench area in 2002 leads to the recognition of both proximal and distal skarn gold mineralized environments.

6.2 History of Exploration BYC

BYC has had a similar exploration history to Gobi, initially stemming from the delineation of gold in the late 1980’s by reconnaissance geochemical and geological surveys. These surveys defined a highly geochemically gold anomalous area which over an area of some 12 km’s long and 3 km wide. Illegal artesinal mines were quick to recognize the significance of the area and at least 5 small scale open pit and underground mining operations, sprung up across the property. These small scale mines were ad hoc in nature, no estimates of grades or tonnages could be obtained from these activities. Artesinal mining operations were halted in early 2002 when the Chinese government enforced existing mining laws and closed all but the smallest of these operations. Data collected by geologists of the local Inner Mongolian Geological Survey quickly established the significance of the BYC. Using well marked and surveyed trenches, significant gold grades over widths were identified by the Chinese, including:

Trench A	71	g/t Au over 9 metres
Trench B	4.2	g/t Au over 6 metres
Trench C	15.4	g/t Au over 4 metres
Trench D	13	g/t Au over 2 metres
Trench E	8.2	g/t Au over 6 metres

Minco Mining & Metals Corporation announced (Minco press release of January 24, 2002) that it has completed its first round of due diligence, which includes a check sampling program of the BYC gold project. Testing generally confirmed the previous Chinese assay data of surface exposures of mineralized zones.

7.0 GEOLOGICAL SETTING.

7.1 Regional Geological Setting:

Both the Gobi and BYC properties are contained within rocks of the Tianshan-Xiangan Metallogenic Zone, Figure 3. Both of these occurrences are located very close to the southern margin of the Tianshan mobile belt within the stable North China Craton. In northwest China, the Tianshan – Xiangan metallogenic zone is essentially a craton bounding mobile belt flanked to the north by the South margin of the Siberia-Mongolian plate and to the south by either lithologic elements forming the Tarim protoplatform or North China Craton. During the late Archean to Paleozoic, repeated north-south convergence of the Paleo-Mongolia plate, oceanic plate, and the North China plate resulted in the formation of east-west trending deep crustal faults. The current tectonic framework and overall style of the Tianshan mobile belt was established by the mid -Proterzoic. By this time the North China Craton had docked against North China Protoplatform (Xueguang, 1998, Jin and Fengyan, 1998).

The Zhulazhaga – Gobi gold skarns are hosted by fractured and deformed Proterzoic age carbonate rich platformal sediments. These rocks are intruded by dykes and stocks ranging in composition from diorites to granodiorites. The overall environment (platformal carbonates trapped in an inter-cratonic suture zone) is very similar to the regional tectonic setting of China’s largest gold-copper skarns; the numerous gold skarns of the middle – lower Yangtze River valley are located within deformed platformal carbonates, trapped between two cratonic blocks, the Yangzi craton to the south and the North China Craton to the north (Zhao et al., 1999).

Subsequent deformatation along the Tianshan corridor continued through to the late Paleozoic and early Mesozoic. In the central and eastern portions of the Tianshan, a change in plate convergence, influenced by northwest subduction of the Cirmcum Pacific plate beneath the Eurasia plate, initiated a series of NE-SW directed faults and the generation of S type intrusions. Some authors have suggested that orogenic or mesothermal gold deposits, like BYC, have been preferentially localized by East – West with NE SW trending fault structures (Zhang, et al., 1999). It is not known how far west this structural style persists.

The BYC occurrence is located close to the margin of the North China craton, and within the influence of the Baotou-Huhhot Fault zone. This structural zone consist of mylonite, tectonoclastic rocks and breccia, and it has been proposed that the fault is related to the formation of a large scale, north verging nappe which was activate from the Archean to the Cenozoic (Zhang et al., 1999). The occurrence falls within the Baotow – Bayan Obo district which is one of the more important Au – Fe-Ree – Nb metallogenic districts in China. Currently 52 gold deposits have been discovered and or placed into production within this prolific district (Nie et al., 2002). The association with orogenic gold occurrences spatially and temporally related to crustal scale terrain bounding or accretionary faults has been long recognized in virtually all geological environments from the Mesozoic and younger occurrences of the Pacific rim (Goldfarb et al., 1998) to the Archean (Barely et al., 1992; Hodgson and Hamilton, 1989; Hagemann and Cassidy, 2000). Both BYC and Gobi are well positioned, in terms of metallogeny, within this regional tectonic environment.

Figure 3. Four major tectonic elements are defined on this map. This includes the Qilian Mountains (volcanic arcs and high grade metamorphic complexes. The North China Craton (rigid Proterozoic to Archean cratonic plate), the Tianshan Metallogenic Zone (fold and thrust belt, deformed Proterozoic platformal rocks) and the south margin of the Siberian-Mongolian c ratonic plate. The density of occurrences bounding the North China Craton and Siberian Mongolian cratonic plate is self-evident.

7.2 Local Geology: Gobi Project - Zhulazhaga:

Property scale geological relationships at Gobi are illustrated on the geological compilation map, Figure 4, and in greater detail in the outcrop scale geological map, Figure 5.

A Middle to Upper Proterzoic platform assemblage of carbonates, calcareous siltites and well bedded siltstones underlie the Gobi concessions. These rocks form a southeast facing homoclinal sequence which strikes 065° and dips 50° SE. Younging information is not available, but assuming the sequence is upright, the data suggests that fine grained interbedded grey silty shales are predominant in the northeast with the carbonate, limestone, component of the section increasing to the southwest, Figure 4. Some of these units may be receiving distal, fine grained mafic volcaniclastic input. In mafic siltites and volcaniclastics, chlorite rich lamella are common. Individual beds range from a few cms to several metres with mappable formations ranging from a few 10’s of m to thicknesses greater than 200. Significantly, a thin quartz pebble conglomerate marker tracks the immediate footwall of the mineralized zone at the South Trench occurrence. Distal to intrusive contacts, greater than 1.0 – 1.5 km, regional metamorphic grades are low, sub-Greenschist.

Although map scale folds are not identified, significant north-northwest trending and northeast trending high angle, probable normal faults are identified. These structures play a critical role in the localization of gold rich skarns in both the MaDo Mine area and at a significant occurrence recently discovered by Minco, the South Trench occurrence.

Supracrustal rocks are intruded by a suite of dykes to sills which range in composition from diorites, to monzonites, to granitic porphyries. No age constraints may currently be placed on these intrusions. A well developed contact aureole is present within approximately 1500 m’s of the primary intrusive complex located in the southeastern map area. Metamorphic assemblages are defined principally by the development of fine grained, non aligned, disseminated biotite, distal to intrusive contacts. Proximal to intrusive contacts well laminated biotite compositional layers of biotite +/- diopside may develop. These are often identified as“zebra skarns” due to the strongly striped and laminated appearances.

7.3 Local Geology: BYC Occurrence.

Generalized geological relationships on the BYC concessions and the outline of these concessions are shown on Figure 6. At BYC all supracrustal rocks belong to a sequence of Middle Proterozoic sediments and volcanic rocks. The protolith of these rocks may not be defined solely on the basis of field criteria. All supracrustal rocks have experienced lower to middle Amphibolite metamorphic grades and primary textures are not preserved. They are variably described by Chinese geologists of the Inner Mongolian Bureau of Geology and Mineral Resources, as a metamorphic packages including migmatites, marbles, biotite-amphibole gneisses, amphibole-plagioclase gneisses, chlorite- mica schists, quartz-biotite schists. These rocks likely belong to the Proterozoic Sertengshan, pericontinental clastic sediments, or Erdaowa, marine volcanics, flysch type sediments and carbonates, Groups (Nie et al., 2002). The dominance of clastic rocks within these successions suggests rapid and prolonged sedimentation and within a active rift margin, the Bayan – Obo marginal rift (Zhang et al., 1999) Supracrustal rocks have average strikes of between 090° - 110° and dip 45° – 60° north. Supracrustal rocks are intruded by medium to coarse grained granites and granodiorites. The intrusion is suggested to be Mesozoic in age and is approximately 2.5 km wide at it’s maximum and 9.0 km long. Spatial relationships suggest that this intrusion is an important local control on the development of gold mineralized brittle ductile strain zones. Gold mineralizatio n immediately flanks the southern contact of the intrusion in a series of at least three sub-parallel, east-west striking, north (45°-75°) dipping auriferous structural zones. Strike lengths of these mineralized zones may exceed 1400 m and vein widths vary from less than 1.0 to greater than 10 m. The development and concentration of brittle ductile strain zones immediately adjacent to intrusive stocks is a well recognized in many geological environments (Pavlis, 1996; During et al., 2001). Auriferous veins are also noted internal to the BYC granodiorite stock but their currently known strike lengths are shorter and their strike orientations more irregular. If the Mesozoic age of these intrusions is correct, the intrusions significantly post-date the predominantly Hercynian alkaline intrusions typically associated with gold mineralization within this belt (Nie et al., 2002). However, large gold deposits hosted in a similar tectonic environment, but much farther to the in east Shandong Province, are associated with Mesozoic granitioids (Zho and Lu, 2000).

8.0 DEPOSIT TYPES

Mineralization at Gobi is associated with retrograde, actinolite-chlorite-anthphyolite skarn assemblages hosted by a Proterozoic platformal sequence of intercalated siliceous siltites, calcareous siltites and limestones. Intrusive rocks, range in composition from monzonites, diorites to granite porphyry. Gold mineralization is associated with elevated pyrrhotite, chalcopyrite +/- magnetite sulphide replacement bands. Significant skarn deposits can only be formed in host rocks that are capable of maintaining long lived permeability. For that reason structural controls, faults, fold hinges, dike sill margins and lithologic contacts may be critical to the formation of these deposits. Successful exploration for skarn deposits depends on recognition of both physical-chemical factors and structural controls on the deposition of sulphide and metallic phases.

Meinhart (2000) defines two specific skarn types including reduced and oxidized skarns. The classification is based on knowledge of primary mineralogy and oxidation state of the intrusive rock mass, metal ratios as well as the mineralogy. Reduced skarns tend to have high pyrrhotite/pyrite ratios, magnetite rather than hematite, illemenite as a primary oxide phase and low Fe2O3/FeO ratios in silicates. At it’s current preliminary understanding, Gobi may not be classified as either a reduced or oxidized skarn as it may contain elements of both skarn types.

BYC is an excellent example of a large scale structurally controlled vein system. Within this camp, both laminated fault fill (shear hosted) veins and extensional and oblique extensional veins are recognized. The regional tectonic environment, major terrane bounding faults, local geological environment (granite-supracrustal contacts), superb development of brittle-ductile strain fabrics and quartz vein textures are all characteristic of an orogenic fault- fill (mesothermal) vein system. The structural zones have been strongly overprinted by mid – Amphibolite grade pressures and temperatures.

INSERT FIGURE 6: BYC REGIONAL GEOLOGY.

9.0 MINERALIZATION

9.1 Mineralization Zhulazhaga Gobi: South Trench Occurrence.

Most of the advanced work done by Minco at Zhulazahaga has been on a new zone lying approximately 1000 m’s south of the MaDo open pit. The zone was discovered under a thin sand veneer in a bulldozer trench. The discovery was largely the result of follow-up geochemical work, it was further trenched in 2001 and drilled in 2002. For the purposes of this report this new discovery zone is identified as the South Trench Zone. Initial sampling returned a value of 5.72 g/tonne over six m’s (Minco Mines Annual Report 2000). Follow-up trenching in 2001, meet with similar results. Five trenches were placed across this zone and confirmed the initial results. The position of these trenches is shown on Figure 7. 2001 Trench results may be summarized as:

Trench A.	9.0 m	at	14.8 g/T Au
Trench B.	13.0 m	at	5.6 g/T Au
Trench C.	14.0 m	at	8.7 g/T Au
Trench D.	12.0 m	at	3.5 g/T Au.
Trench E.	12.0 m	at	4.9 g/T Au.

Initial data suggests that gold – silver rations are strongly bias in favor of gold, with Au/Ag ratios approximately at 10/1. Copper provides additional substantial credits, Trench A cut > 1.25% Cu over its 9 m width (Minco Mining Annual Report 2001).

Relevant geological, stratigraphic, alteration- mineralization and structural features of the South Trench Zone may be summarized as follows:

9.11 General Stratigraphic Relations:

The majority of the rocks forming the hangingwall to the mineralized zone in the South Trench area are siliceous siltites. Carbonate rich protoliths are present within the main mineralized horizon and again deeper in the footwall. Based on general fining upward relations, rocks in the south trench area are upright. Based on the drill information in boreholes G1 to G7, and DDH 170-1, seven principle stratigraphic supracrustal units form the section in this area:

i. Siliceous Siltites – Poorly Bedded Spotted Hornfels: These rocks are massive green-grey to buff and have only weakly developed to diffuse cm scale compositional layers. A strong biotite hornfels, locally forming mm to cm scale, aggregates occurs throughout the section. These rocks are non-calcareous. Individual units range up to 20 m in thickness and may be found in both the hangingwall and footwall positions to the upper calc-silicate limestone horizon.

ii. Siliceous Siltites – Thin Bedded, (biotite - brown hornfels and green actinolite-chlorite hornfels): Thin bedded biotite hornfelsed sediments occur throughout the section. Individual lamella are typically a few cm’s in width and defined by alternating buff – green – to brown lamella. The intensity of “spotted hornfels” textures diminishes, but strong secondary biotite is present throughout the matrix. These rocks may be found in both footwall and hangingwall positions to the upper calc-silicate limestone bed. They may exceed 200 m’s of true thickness as noted in the very thick, well-stratified section cored in DDH 158-1.

iii. Quartzites: An exceptionally clean, well-sorted sub -subrounded, 35 m thick, calcite cemented white quartzite bed is also cut by DDH 158-1. This unit sits well above the mineralized calc silicate band in the South Trench as well bedded siliceous siltites are noted to form the immediate hangingwall to the South Trench mineralized zone. This unit could easily be mistaken for a marble but it has a very weak response to HCl, and then only within the matrix.

iv. Thin Bedded Carbonates – Calc Silicate Altered: This upper carbonate horizon ranges from 6 – 12 m’s in thickness and forms the principle host to skarn mineralization in the South Trench area. Individual beds are typically 50 to 75 cm’s in thickness and contain abundant dark grey carbonaceous material.

v. Hematitic Quartzites to Quart Pebble Conglomerates: This unit is up to 10 m thick and forms the immediate footwall to the upper calc -silicate limestone horizon. The rock grades from a matrix supported medium grained dirty quartzite to a fine grained pebble conglomerate (2-4 mm clasts) near the base of the section. This rock forms an important stratigraphic marker relative to the position of the upper mineralized horizon.

vi. Thin Bedded Limestone: This unit is up to 90 m’s thick and lies stratigraphically approximately 70 to 80 m’s below the upper calc-silicate limestone horizon. The upper contacts are often marked by a non-stratified bed which contains abundant bedding orthogonal joint sets. Actinolite porphyroblasts, 3-5%, are sometimes noted more massive members of this unit. Much of it is composed of thin, cm scale, beds which contain variable levels of organic material. Individual lamella range in color from white to dark grey. In the right structural environment, these rocks will likely form excellent calc-silicate hosts and mineralized zones. They are likely the principle ore hosts at the MaDo mining operation located 1000 m north-northwest of the South Trench occurrence.

vii. Claystones: These fine grained pale grey green rocks are identified at the base of DDH G-4. They are weakly stratified, and have a talcose foliation surface. Biotite hornfels is not identified within this unit.

9.12 Characteristics of Mineralization and Rock Alteration:

At Gobi, in the South Trench area, both pro and retrograde skarn assemblages are identified. Below the depth of surface weathering, intact sulphide bands, several m’s thick correlated with the principle gold and copper mineralized zones. All identifications are based on hand specimen descriptions only.

Retrograde: felted tremolite-actinolite +/- white micas- minor. Most of the main sulphide rich bands, and gold mineralized zones, are associated with retrograde mineral assemblages.

Prograde: fine grained, sub mm, pale green to brown andradite, green variety may be diopside.

Sulphide Phases: include pyrrhotite, forming as 10-30 cm thick mesh textured bands parallel to compositional layers and often best developed at the hangingwall calc-silicate contact. Chalcopyrite is also identified as mesh textured aggregates associated with massive pyrrhotite lamella. Strong aggregates and compositional bands of arsenopyrite are noted in the contact related replacement zone cored in DDH 170-1.

Oxide phases: Within skarn bands, oxide phases, include hematite and magnetite. Hematite is predominant over magnetite. Illmenite, the diagnostic oxide phase of “reduced” skarn systems is not identified.

9.13 Fault and Stratigraphic Controls on Mineralization: South Trench Area.

The outstanding structural feature in the South Trench area is the presence of the “Trench Fault”, Figure 7. The fault is a well defined breccia and failure zone at least 3 m’s in width, with differing lithologies forming hanging and footwall contacts. The strength of these offsets suggests that the fault may have good on-strike continuity. All mineralization in the pit is restricted to the hangingwall of this fault. The fault is slightly arcuate in form and has a dip direction on the north pit wall of 262°/72° (strikes 172° dips 72° west) shifting to 244°/65° (dip directions) or strikes 154° and dips 65° west. Last movements on this fault are defined by the presence of well developed slickenlines at 44° → 170°. Movement on the fault is dip -slip with the hangingwall moving down and to the south. It’s important to note that the line of intersection between permissive beds with an average dip direction of 135°/30° (Steronet 1) and the Trench Fault with a dip direction of 265°/72° will have a plunge and trend of 22° → 180°. This likely will correspond to a significant extension direction. Under these conditions the mineralized zone may thicken and plunge at shallow angles in a due south direction.

Steronet 1: Poles to Bedding: South Trench, M8

9.14 General Structural Observations MaDo Mine Area.

The open cuts of the MaDo mining operation, and the South Trench area, provide some of the strongest evidence for the principle controls on gold mineralization in this rock environment, the location of the MaDo mine is shown on Figures 4 and

5. Significantly:

(i.) North and north- northwest trending open cuts in the central and western portions of the pit have high walls formed from linear, subvertical to steep west dipping north or north-northeast trending fault structures. The structural information for shear planes is too low to contour, but about 35% of the available data (four measurements) clearly indicates the presence of a north trending, steep east to west dipping, grouping within these shear planes (Steronet 2).

(ii.) Mining activities east of the central fault structure focus on tabular stratabound mineralized zones which are not fault bounded but are more simply controlled by permissive stratigraphy. Mineralization within these units feathers out to the northeast and thickness to the southwest towards the central fault structures. The number of mineralized beds also increases, to a minimum of three toward the central fault axis.

(iii.) Mineralization propagates through permissive beds for a distance of 100 to 150 m’s away from the central fault axis. All mineralized zones are spatially related to major fault structures and the mineral vein and fracture systems, which are also typically subvertical to steep southwest dipping (Steronet 3a and 3b).

(iv.) Stacked mineralized zones, 5 – 10 m’s in thickness are exposed throughout the workings. Massive, to locally thick bedded limestone, units located near the central fault structure are not significantly mineralized. Thinly compositionally layered pale green calcareous siltites appear to be the preferred stratigraphy.

(v.)	The strike of the mineralized zones mirrors both the strike of major faults, as well as the strike of lithology. It is likely that highest grade gold contours in this pit would most closely track the northerly strike of the fault structures and not the southwest strike of lithology. The trend of higher grade mineralization is likely highly discordant to lithology.

Steronet 2: Poles to Shear Planes

9.2 Mineralization: BYC

Controls on the development of gold mineralized zones at BYC are, unlike Gobi, largely independent of stratigraphy. The BYC gold occurrence is a structurally controlled shear hosted auriferous vein system which develops at or near the contact of a Mesozoic granodiorite with Proterozoic sedimentary and volcanic rocks. Biotite and amphibole are the stable metamorphic assemblages and a low- middle Amphibolite metamorphic grade is likely. Mineralized structural zones are identified by the preliminary Chinese maps of this area appear to be of two types, those which are essentially strike sub-parallel to the enclosing lithologies and those which are strike discordant, Figure 6. At least four major structural and auriferous zones are identified and several other lesser mineralized zones have also been documented. Principle mineralized zones include the Number 1 and 2 zones, the Contact Zone and the North mineralized zones. Salient geological features of each of these may be summarized:

9.21 The Number 1 Mineralized Zone.

The Number 1 mineralized zone is the most southerly of the significant known mineralized structures on the BYC concession. It has an average strike of 108° and dips 55-65° north. Two definitive vein styles are identified. Laminated crack and seal veins, forming parallel to the shear zone boundary are predominant across much of its strike length. Shear hosted, or fault fill veins, of the Number I zone, give the impression of the strongest surface continuity of any of the vein systems across this concession.

The Number 1 zone has a known strike length of approximately 700 m and a width from 1.0 m to greater than 6 m. Active mining along this vein in its central portions appears to be favoring the hangingwall contact of the vein where mineralization is associated with elevated pyrite +/- galena contents. The central portions of the mineralized zone are being active ly mined by underground methods by 6 – 8 artesinal miners. They have worked portions of the vein to vertical depths of approximately 30 m’s over a 1.5 year time frame. It’s probable that on average less than 5 tonnes a day of rock is broken in the single active stope on the Number 1 vein.

Ground conditions and rock quality near the Number 1 vein appear generally good as both the hanging and footwall contacts are formed by a competent hornblende – biotite metamorphosed mafic supracrustal protolith. This protolith may in fact be secondary in origin, ie. a biotite-amphibole alteration selvedge to the principle brittle ductile strain zone. Biotite-amphibole alteration halos have commonly been identified in orogenic vein systems which have formed or been metamorphosed to Amphibolite metamorphic grades (Eilu et al., 1999). Within the veins themselves, quartz, potassium feldspar, and carbonate are the principle gangue minerals.

Ribbon banded, crack and seal vein textures are common. Its westerly continuation may be partly obscured by cover, and to the east, it may merge with the Number 2 vein zone.

Two relevant structural features suggest a kinematic history of the veins including:

(i.) Well presented extensional veins are developed consistently at higher angles to the central shear hosted veins. This relationship suggests that at the time of mineralization, the hangingwall moves down and the shear zone has a normal offset. In normal fault systems, veins will develop dilatant points where the structural zones steepen. These relationships hold across the Number 1, 2 and Contact mineral zones. In all cases normal offsets at the time of mineralization are implied. The average orientation of shear hosted veins in these systems is 108°/65° N (strike-dip convention). Extensional veins have an average orientation of 123°/81 SW and 156/73 NE (Steronet 4a and 4b).

(ii.) Strong S/C fabrics are developed within the structural zones. S/C or shear foliations are clearly identified in the rock fabrics at several localities. Kinematic relationships again require that the rock at the time of mineralization is being deformed within a fault structure whose hangingwall is moving down, ie. a normal fault.

Steronet 4a: Poles to Shear Hosted - Fault Fill Veins

Steronet 4b: Poles to Extensional Veins

9.22 The Number 2 Mineralized Zone:

The Number 2 mineralized zone lies approximately 1 kilometre north of the Number 1 zone at its western terminus and converges to less than 100 m’s near the eastern terminus of the Number 1 zone. The Number 2 zone has a strike length which exceeds 1400 m’s and least one significant underground mining operation has been developed on this vein system. Figure 6.

In its central portions, the vein has a strike of approximately 118° and dips 55-65° north. At its western terminus, the strike of the Number 2 zone changes to approximately 130 to 135 degrees. The change in strike of the vein system corresponds to decreased shear hosted veins. At its terminus only extensional vein arrays remain. The change in strike can be classified as a “left stepping” structural jog and may be used to determine the movement kinematics at the time of mineralization. The diminished vein density in this left stepping jog suggests that at the time of mineralization, the shear system is moving in a sinistral kinematic regime. The Number 1 zone may be interpreted to have a similar kinematic history, with sinistral and normal offsets at the time of mineralization.

This zone is partially localized in a carbonitized and sericitized mafic rock which often displays discordant rock relations to the mineralized zone. It’s protolith is likely a dyke. Although this rock is conclusively hydrothermally altered, it often appears discordant to grey quartz veins. The dyke rock likely tracks and is emplaced in the same shear structure as was previously mineralized. Relative to the Number 1 Zone, veins in the Number 2 zone are slightly less regular and more subject to pinching and swelling.

The hangingwall contact of the Number 2 zone is often a banded potassium rich gneiss possibly of mylonitic origin. The footwall is characteristically the incompetent chloritized and carbonitized mafic intrusion. Rock quality in this zone appears lower than identified in the Number 1 zone due in large part to the presence of this incompetent mafic lithology. Production from this zone has supplied much of the material to the leach pads located in the central portions of the concession. No record is currently available from the grades and tonnages associated with this production.

9.23 The Contact Vein Zone.

Structurally controlled gold veins develop at or near the contact of the Mesozoic granodiorite with the adjacent footwall banded gneisses and amphibolites. The zones are best developed in the eastern portions of the property. This zone was mined for 1.5 years by artesinal miners with grades reported in the 7 to 10 gram range over approximately 2.0 m widths. Samples by the Bureau of Nonferrous Meta ls geologists are reported at 13 g/t Au over 2.0 m widths. But at the time of Minco’s examination, the surface expression and surface accessible portions of this zone had been worked out.

Second order structures which are likely related to the contact zone are, in at least its western segments, forming at high angles to the east west trending granodiorite contact. Second order faults in this area are noted to have 050° strikes and 65° southeast dips. Mafic dyke or chloritized-carbonitized shear zones are only locally associated with these structures.

Mining in this eastern segments of the Contact zone was recently stopped with a decision on the part of the Chinese government to enforce the recently enacted mining laws relevant to mineral tenure.

9.24 The North Zone.

The North Zone is a mineralized east-west trending structural zone which develops two and half kilometres north of the Number 1 zone. The North zone is discordant to the northern contact of the Mesozoic granodiorite and as such represents only an approximate mirror image to the Number 1 and 2 zones. The largest occurrence on the North Zone has been mined for a strike length of approximately 200 m’s in three sub-parallel structural systems. Like the Number 2 zone, the host shear structure also contains a dark to medium green mafic intrusion which is strongly chloritized and localizes individual fault strands. Stopes in the central portions of the North Zone are relatively wide, approximately 6 metres in width. Chinese data suggest that the zone averaged 4.2 g/t Au over 6 m. Weak evidence indicates that extensional quartz veins in this structure have flat dips. Movement sense on this structure at the time of mineralization may be reverse, hangingwall up, relative to those zones which track the southern contact of the intrusion.

Mining on this zone began in 1996 and continued until approximately August 2002. At that time 4 miners where killed underground and the Chinese authorities halted mining at this site. The eastern extensions of the North Zone continue for approximately 2.0 km’s in an area associated with extensive alluvial and placer gold workings. Massive pyritic quartz veins, to 9.0 m’s in width outcrop with a northeast trend. Gold grades within most of these veins are not known.

9.25 Other Zones:

Several smaller mineralized zones where also examined during the initial BYC evaluation. Principle of these are the “Inner Zones” which develop internally to the granodiorite stock. Unlike most of the north dipping vein zones external to the stock, those internal to it have south dips. Veins within the stock are significantly less regular than those external to it. Anastomosing stockworks, over widths of 25 to 50 m’s are identified. Most of these appear to be extensional arrays of limited strike length and in their current form are of reduced significance.

9.26 Style and Form of Mineralized Zones.

All principle mineralized zones on the BYC concession are either shear hosted or extensional veins. Most of these structures are located within well formed planar brittle – ductile shear zones. Stockwork mineralized zones are only noted between selected portions of the Number 2 and Contact zones and internal to the granodiorite intrusion.

The width, orientation and topographic constraints placed on the mineralized zones renders bulk mining scenarios unlikely. The erosional level is far below that for any porphyry style gold environment and the intrusion itself appears to be largely anhydrous containing very limited hyd rous mineral phases, biotite-amphibole. The project will only advance to a mining stage based on the feasibility of underground mining, structurally controlled 1 to 6 m wide quartz veins.

As was reported by Minco (press release January 24, 2003). Additional Chinese trench samples produced strong strong gold values over significant widths. Field examination by the author and Mr. Ruijin Jiang, in November of 2002, demonstrated that the Chinese sampling techniques were technically sound. Virtually all of the dozens of trenches examined at that time were positioned orthogonally to the strike of the veins. All sample intervals were clearly marked and sample tag numbers provide. Highlights from the approximately 100 surface samples included:

Trench North CK3-1:	71 g/t Au over 9 m
Trench North CK3-2:	4.2 g/t Au over 6 m
Trench TC 179 – 19:	15.4 g/t Au over 4 m
Trench CK 121:	13 g/t Au over 2 m
Trench CK 179-2:	8.2 g/t Au over 6 m.

Jiang and Oliver collected a total of 12 samples, chip and grab, from sites representing most of the principle mineralized occurrences, Figure 6. In many cases these samples were selected from areas and exposures which had seen previous near surface mining activity. In several cases, surfaces samples recording higher grade gold values sampled by the Chinese geologists were subsequently mined out. Many of Minco’s preliminary samples were collected from the margins of the abandoned mining pits and the lower grade in these samples was not unexpected. Assay data for our check samples and about half of the samples collected by the geologists of the Chinese geological survey is currently available. The results of Minco’s data is tabulated in Table 1 and portions of the Chinese data is tabulated in Table 2. Minco’s sample locations were marked on a 1: 10,000 scale geological map (Figure 6) with previous Chinese sample locations and assay data on original documents now in Minco’s Beijing office.

Table 1.

Sample Descriptions and Results

Minco’s BYC Sampling Program: November 2002.

Description of Check Samples:

Sample #	Location	Grade (g/t Au)	Description
BYC1S1	Zone-I west	0.5	1-meter sample was taken from the W-E trending fractured zone; quartz veinlets from several centimeters to tens of centimeters were developed; oxidized pyrite and other sulfide observed.
BYC1S2	Central Zone-I	2.5	The two samples were collected from the ore pile of a on-going small scale underground operation. Samples are composed of quartz veins and mineralized biotite gneiss. 3%-5% pyrite and galena are observed in samples. Chinese geologists collected 7 samples from slant well last year and returned grade is from 1.2 to 4.2g/t Au.
BYC1S3		3.4	
BYC2CK2-1	Central Zone-II	3.9	Three samples were collected from north to south along the east wall of the pit. Each sample is about one meter in length. Samples were composed of silicified fractured migmatite and gneiss enclosing veinlets developed. Chinese geologist collected samples from three horizons from the surface to the bottom along the east wall last summer. Maximum grade was 7.2g/t at the lower horizon.
BYC2CK2-2		0.2	
BYC2CK2-3		3.3	
CK2-6-1	Central Zone-II	0.06	Samples were collected from north to south across the west end of pit CKII-6 where surface grade has been reported as 8.2g/t Au over 6 meters.
CK2-6-2		0.6	Sample length is 1.5 meters.
CK3-2-1	West of Zone-III	7.9	Sample was collected from quartz veins along the west wall of the operating pit CKIII-2. Aggregated pyrites were observed. Sample length is one meter. Chinese geologists 4 samples with maximum grade 13.8g/t.
CK3-4-1	Central Zone-III	0.2	Samples were collected across the contact zone between granite and migmatite along the west wall of the pit. CK4-4-1 is 1m long and composed of fractured yellowish granite. CK3-4-2 is 0.6m long and composed of banded migmatite.
CK3-4-2		1	
BYC-N-1	North Zone	1.2	One-meter sample was collected from the outcrop of a wide fractured quartz vein within the north margin of the granite intrusion. The vein is more than 9 meters in width and contains numerous boxwork development due sulfide oxidation and subsequent leaching.

Table 2

Summary of Chinese Geological Survey Rock Samples Collected at BYC During 2002

Sample locations were marked on the 1:10,000 geology map of BYC, sample locations and plots available in the Bejeing offices of Minco.

Several points are relevant when assessing the significance of the Minco and the Chinese data.

1.	Both data sets have, to a first approximation, similar ranges.
2.	While many samples lie within the 1 to 3 gram range, a number of samples in this set have gold grades exceeding 5 g/t.
3.	Gold mineralization is present, at lower levels, 1.0 g/t Au, in wallrock samples, eg. Minco’s sample CK3-4-2. The extent of gold distribution external to the principle vein arrays has not been determined.

4.	The assay results do not represent only “vein material”, hanging and footwall samples are common, particularty in the Chinese data. The spatial position of their samples relative to the central vein structures should be recognized.

The exploration challenge at BYC is fairly straightforward. It is to define, the position, size, and continuity of higher grade mineralized zones within the overall structural environment of the BYC property.

10.0 EXPLORATION:

Significant exploration results were obtained at the Zhulazhaga prospect. During 2002:

1.	Detailed bedrock geological maps were completed across the principle concession areas.
2.	A revised structural interpretation and examination of the structural controls on the nature of mineralized zones was completed.
3.	Stratigraphic relationships proximal to the “South Trench” mineralized were developed and there relationships to mineralization identified.
4.	A previously unrecognized proximal skarn type, auriferous skarns at diorite carbonate contacts were identified.
5.	Approximately 2000 m of NQ core was completed in 13 boreholes. Mineralized zones in the vicinity of the South Trench, as well as related geological and geophysical targets, were tested.

At Gobi, all technical surveys were completed either by employees of Minco Mining or by external consultants (Oliver). The geologists in the employ of Minco have, in several cases, decades of experience in these rocks and are intimately familiar with the project. The quality of their work meets, or exceeds, the widely accepted standards for this industry.

At BYC, Minco’s geological work is very early phase. The occurrence has clearly b een identified as a premier structural environment where very strong multiple, auriferous, brittle-ductile strain zones are identified. The regional framework for the occurrence has also been identified as being significant in that it falls within one of the larger gold camps flanking the North China Craton. The real significance of this occurrence will only be identified through a concerted geological evaluation program.

11.0 DRILLING:

A single 13 hole diamond drill program was completed at Zhulazhaga-Gobi in 2002. Approximately 2000 m’s of NQ drilling were completed in July and August of 2002.

Boreholes were collared with respect to an on the ground grid system, in the South Trench area, and elsewhere collar locations where controlled by hand held, non differential GPS system. Collar coordinates are known to an estimated accuracy of +/- 3.0 m. A summary of drill collar data is presented in Table 3. Core recoveries where calculated at the time of drilling by one of two geologists assigned to the drilling team. All core was logged by an experienced Chinese geologist. Drill collars were cemented and marked with substantial monuments. Drill log summaries, have been translated from the Chinese and are compiled in Appendix I. All assay data, in the form of original certificates are compiled in Appendix II. Any gold assay’s greater than 1.0 g/t Au have been compiled and are presented in Table 4.

11.1 Summary Notes: Stratigraphic Columns and Geological Sections:

Approximately half of the year 2002 drilling was rapidly stratigraphically logged. Stratigraphic logs were prepared for drillholes G1 – G4, G7, G9, 158-1 and 170-1. Geological cross sections, utilizing these logs as well as surface geological and geophysical sections, have been constructed. Summary notes for these logs follow.

(i.) DDH G-1, Stratigraphic Log and Section: This borehole is collared vertically approximately 28 m’s south of the discovery trench. The borehole cuts the mineralized skarn section between 33.5 and 39 m’s. The zone is unoxidized and primary skarn mineral and sulphide phases are recognizable. The core in this mineralized zone had inadvertently not been split. It now has been, but assay data has not yet been received. The presence of a quartzite and quartz pebble conglomerate marker in the immediate footwall to the mineralized zone is and important stratigraphic marker, which appears in every borehole in the South Trench area. The section has been extended to the south to cut the trace of the Trench Fault, the section cuts the fault very obliquely and an anomalously flat dip, for this structure is represented. The southeastern continuation of the skarn stratigraphy will be truncated approximately 100 m’s down-dip of DDH G-1. The section will be repeated to the east but very importantly, due to the flat dip of the section, and not pure strike displacement on the Trench Fault a fault window, where no permissive stratigraphy is present, will exist, Figure 8.

Table 3: Zhulazhaga – Gobi 2002 Drill Collars

		Drillhole Collar Locations

			Elevation
Hole ID	Easting	Northing	(m)	Azimuth (°)	Dip (°)	EOH (m)

G150-1	18496909.88	4449099.68	1352	0	-90	99

G158-1	18497369.68	4449296.09	1364	300	-75	253

G162-2	18498803.36	4448699.30	1349	300	-48	201

G166-1	18498972.6 4	4448832.50	1353	300	-50	205

G170-1	18499068.43	4449008.17	1357.5	300	-70	177

G184-1	18498128.58	4450328.05	1408	335	-70	210

G-1	18498331.27	4448927.44	1355	0	-90	50

G-2	18498275.29	4448915.13	1353.5	340	-60	78

G-3	18498233.80	4448895.77	1352	340	-75	95
G-4	18498255.09	4448835.90	1349	340	-75	194

G-6	18498116.05	4448792.17	1348.5	340	-75	105

G-7	18498072.39	4448756.08	1347.5	340	-75	129

G-8	18497984.16	4448707.09	1344.5	340	-75	81

G-9	18498373.23	4448956.98	1352.5	290	-55	48

Table 4: Zhulazhaga – Gobi 2002 Drill Results > 1.0g/t Au

DDH #	Sample #	From (m)	To (m)	Au (g/t)

G-2	G203	12	13	3.63
G-2	G204	13	14	1.13
G-2	G205	14	15	4.64
G-2	G206	15	16	2.97
G-2	G207	16	17	3.89
G-2	G208	17	18	1.23
G-2	G209	18	19	3
G-2	G215	31	32	1.29
G-3	G302	6	7	1.5
G-3	G304	8	9	1.77
G-4	G403	57	58	2.78
G-7	G702	39.3	39.7	6.06
G-7	G704	40.2	40.8	6.97
G-7	G705	40.8	41.4	2.6
G-7	G706	41.4	42	1.34
G-9	G901	21	22	4.29
G-9	G902	22	23	12.35
G-9	G903	23	24	3.41
G-9	G906	26	27	5.26
G-9	G907	27	28	8.92
G170-1	G17007	142	143	5

INSERT FIGURE 8.

(ii.) DDH G-2, Stratigraphic Log and Section: DDH G-2 is collared approximately 80 m west of the Trench Fault. The borehole cuts a strongly oxidized zone between 12 to 16.5 m’s. Highest grades run to 4.6 g/t Au /m. Mineralization is also contained within a hematically altered and stockwork mineralized quartzite to quartz wacke member which forms the immediate footwall to the mineralized zone. The borehole is terminated in a thinly bedded, locally dirty limestone sequence. In the right structural environment, this rock unit could act as a receptive skarn host, Figure 9.

(iii.) DDH G-3 and G-4, Stratigraphic Logs and Section: These boreholes are collared over 100 m west of the southern extension of the Trench Fault. Both drillholes intersect identical footwall, skarn and hangingwall stratigraphy. Gold grades are modest, and no sample exceeds 2.8 g/t Au/m, Figure 10.

(iv.) DDH G-7, Stratigraphic Log (no section): This borehole is collared more than 300 m’s west of the southern extension of the Trench Fault. The mineralized zone is oxidized and is intersected between 39 and 43 m’s in this drillhole. Gold grades peak at a maximum of 7.0 g/t Au. The footwall is again composed of the marker quartzite and quartz pebble conglomerate sequence. Relative to DDH’s G1 to G4, the volume of skarn development has diminished.

(v.) DDH G-9, Stratigraphic Log and Section: This borehole was collared east of the Trench Fault and drills across it. The skarn stratigraphy and section are preserved in the hangingwall to the Trench Fault. A strongly oxidized mineralized zone is intersected between 20 and 28 m’s with maximum gold grades reaching 12.4 g/t Au. More extensive core sampling of the broad breccia zones forming this fault is recommended, Figure 11.

INSERT FIGURE 9

INSERT FIGURE 10

INSERT FIGURE 11.

(vi.) DDH 158-1, Stratigraphic Log and Section: This borehole tests the M5-2 magnetic anomaly. The drillhole cuts a thick section of well laminated siliceous siltites which are variably hornfelsed. Narrow, approximately 5 m true thickness, aplite dykes are intersected in three locations. These dyke rocks are cut by small mm scale pyrite-hematite veinlets which do not appear to be significantly mineralized. No significant intersections are obtained in this borehole. An exceptionally clean calcite cemented quartzite is noted between 213.5 and 249 m’s. This rock is cut by small amphibole rich veinlets which may be related to amphibole rich gabbro-diorite cored near the base of the drillhole. The section cut in this interval appears to be related to the hangingwall sequence in main mine area. Carbonate rocks at the base of this borehole are likely to be equivalent to the permissive carbonate rich stratigraphy cored in the mine sequence, Figure 12.

(vii.) DDH 170-1, Stratigraphic Log and Section: The borehole tests the M-2 magnetic anomaly. The hole cores a weakly altered medium grained diorite throughout much of its distance. A 141.5 m, a strong sulphide replacement body develops at a the diorite-limestone contact. Sulphides include heavy pyrrhotite (50%) and arsenopyrite (<3%) and locally semi- massive magnetite bands. This replacement body is gold mineralized to a maximum of 4.9 g/t Au/m. This carbonate sequence is most likely equivalent to the limestone stratigraphy which lies 50-60 m below the South Trench skarn stratigraphy. The intersection is highly significant as demonstrates that a second carbonate package is permissive to the development of skarn and replacement mineralized zones, Figure 13.

INSERT FIGURE 12

INSERT FIGURE 13

12.	SAMPLING METHODS AND APPROACH 12.1 Diamond Drilling:

A modified Connors - Boyles type underground drill was converted to perform as surface drill rig, this drill rig is owned by Minco. Initial drilling problems and rates of advance were encountered, solutions to these challenges were found prior to the conclusion of drilling. A Canadian drilling supervisor was hired to direct daily drilling operations. Drill crews where supplied by the local labor force. All drill collars were set with HQ casing and cored with NQ core. The general sequence of data collection is as follows:

1.	Drill core was shipped to the field camp from drilling site at the e nd of each shift.
2.	At the field camp, routine logging was conducted by Damo Mining’s project geologist Mr. Zhao Cunxiang who has been working in mineral exploration for 25 years.
3.	Core recoveries were calculated by an assistant working with Mr. Zhao. Core recoveries in bedrock generally exceed 90%. Core recoveries in oxidized, near surface zones could be significantly lower.
4.	No photographic documentation of drill core was undertaken and no geotechnical (RQD) or specific gravity determinations were made.
5.	Sections with visible sulfides, alterations and structures were measured and marked for sampling during logging. Typically sample interval boundaries were determined by (i.) lithologic contacts or (ii.) alteration or sulphide contacts. Sample intervals where measured marked, on the core and tagged. Core for sampling was cut in half with a diamond saw. In most cases, the sample is composed of half of one-meter core (about 5kg per sample). Shorter samples were collected in some narrow fracture zones. The other half of the split core was kept in the original core box.

6.	Core boxes of each hole was numbered in order and kept in a secured core storage area in a locked building within a walled enclosure.
7.	Core samples were sealed in sample bags and shipped to the Central Laboratory of the Institute of Geophysical and Geochemical Exploration (IGGE) in Langfang, Hebei province. IGGE’s lab (ISO 9001) is a well regarded laboratory for exploration samples in China and has provided service to a several western mining companies, including Minco-Teck’s WSM project, Southwest Resources, Pacific Minerals, Quincunx Gold. Analytical quality was monitored by sending check samples (10% of samples with >1g/t Au) to Acme Analytical Lab based in Vancouver and the Analytical Lab of the Inner Mongolia Bureau of Geological Exploration. Duplicates and reference samples were also arranged for quality control at the IGGE lab.

8.	Copies of the primary assay certificates for this drill program are compiled, in Chinese, as Appendix II in this report.

Based on Oliver’s site visit in November of 2002, no major flaws were identified with the sampling protocol, but minor modifications were suggested. All drill core was securely stored, well organized, and generally intact.

13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY.

During the 2002 site visit, 4 samples from previously unsplit mineralized zones were selected and split under the author’s supervision. These were selected from DDH G-1. The samples were then treated by the same assay protocol as the samples selected and split by the Mr. Zhao, earlier in the program. At the time of writing, the sample results are not yet available to the writer, but are believed to be present in the Beijing field office. Minco’s management will be providing this information as an addendum to this report.

External blanks, duplicates and standards were not used at the time of drilling. This drill program is “first pass” or very preliminary in nature. No resource calculations have been made. Within this framework, the absence of external standards is acceptable.

The general assay protocol by the Analytical Lab of the Inner Mongolian Bureau of Mineral Exploration is as follows:

1.	A 3 kg sample is crushed into about 2mm sizes with a routine jaw crusher;
2.	Extract a 600g sample from the crushed material and pulverize the sample into minus 80 mesh with a ball mill;
3.	Half of the minus 80 mesh sample is further pulverized into minus 200 mesh (95%) for analysis.
4.	The pulverized sample from step 3 is analyzed for gold and silver with atomic absorption spectrometry, As, Sb, Bi and Hg with atomic fluorescence spectrometry, Cu, Pb, W and Zn with ICP mass spectrometry.

Element	Detection Limit		Detection	Element	Detection
Element
			Limit		Limit

Au	0.2 ppb	Hg	2.0 ppb	W	0.2 ppm

Ag	20 ppb	Bi	0.05 ppm	Zn	3.0 ppm

As	1.0 ppm	Cu	1.0 ppm

Sb	0.1 ppm	Pb	2.0 ppm

During the period of drilling and core acquisition, at no time did the directors of Minco have exclusive control over drill core. During brief site visits in June of 2002, Dr. Ken Cai, Minco’s President did briefly examine unsplit drill core.

In the author’s review of the data, there appear to be no significant red flags regarding core handling and data acquisition procedures. It appears that drill core ha s been logged and sampled in accordance with the widely accepted practices of this industry.

14.0 DATA VERIFICATION:

Data verification was undertaken by the author at both the Gobi and BYC prospects. At Gobi, data verification consisted of the selection of 4 previously unsplit samples from DDH G-1 which were split under the authors supervision and then submitted directly for analysis at the Analytical Lab of the Inner Mongolian Bureau of Mineral Exploration. No quarter split core or re-sampling of previously sampled core was undertaken at this time. Information regarding the Gobi samples collected in November will be compiled and appended to this document by Minco’s management.

At BYC, 12 samples were collected by Oliver and Jiang during this site evaluation. These samples may be compared in a general sense to the samples obtained by the geologists of the Chinese geological survey team. Within this limited data set, our sample ranges are lower, than those obtained by the Chinese. In some cases, the difference may be related to the loss of higher grade material to artesinal miners. Given the constraints of surface sampling, the results obtained from samples collected by Oliver are approximately comparable to the results obtained from previo us sampling programs.

15.0 INTERPRETATION AND CONCLUSIONS:

15.1 Zhulazhaga - Gobi Skarns:

The Zhulazhaga gold skarn is a significant mineral occurrence in a strong lithologic and structural environment. Gold mineralization is forming both as distal skarns without a direct intrusive association and as proximal skarns with a direct intrusive association.

The Gobi gold skarns have progressed through the initial phase of drill testing. The technical data suggests that there exists ways and means to maximize the probability of intersecting higher grade and thicker gold mineralized zones than have currently been encountered at Gobi. Some of these approaches may not have been utilized with the earliest phase of drilling. The field data suggests that the strongest gold mineralized zones in the Zhulazhaga area will have the following geometry’s:

(i.) Strongest mineralized zones will form at the lie of intersection between permissive carbonate stratigraphy and major fault structures. In the South Trench area the line of intersection will have a shallow, 15°-25°, south plunge, Figure 7.

(ii.) Strongest gold mineralization and skarn development will move laterally, roughly stratabound to permissive stratigraphy, 75 m’s distal to the fault surface. Skarn development may occur at much greater distances but gold grades will likely weaken. Skarn bodies of this type will have no obvious intrusive association, they are distal skarns.

(iii.) The strike length of the mineralized zones may be several hundreds of metres and track the line of intersection between permissive stratigraphy and controlling faults.

(iv.) Stacked mineralized zones should be anticipated. The confluence of multiple carbonate beds with the fault (fluid conduit) surface will produce multiple stacked mineralized horizons. At least three major carbonate packages are known to host mineralized zones.

(v.) Skarn bodies may also form proximally to intrusive contacts. Mineralogy in these replacement zones may be similar to distal skarns, although higher percentages of sulphide – oxide and andradite garnet mineralogies may be anticipated. The morphology of these zones will be a direct function of the morphology and orientation of the intrusive carbonate contacts.

15.2 BYC Orogenic Auriferous Veins.

The BYC occurrence is a premier example of an orogenic shear hosted vein system in a strong regional tectonic environment. The strength of the occurrence is reflected at the camp scale, 52 mineral occurrences, at the occurrence scale by the level of artesinal activity, the width and strike length of the vein system, and by the ubiquitous presence of gold in a variety of structural environments. Hallmark signatures of BYC are:

(i.) The high strain zones develop either internally or flank a

Mesozoic medium to coarse grained, granodiorite intrusion which cuts Proterozoic sediments and volcanic rocks. Metamorphic grades are lower to middle Amphibolite and both supracrustal and intrusive rocks may develop metamorphic compositional layers. Veins may be flanked by a biotite – amphibole selvedge which may extend in excess of 5-10 m distally from the central veins.

(ii.) A minimum of four mineralized zones are identified. These include the Number 1, 2 and 3 or Contact Zones as well as the North Zone.

Several other zones are also recognized. Auriferous veins generally show good continuity and have widths which vary from less than 1.0 m to greater than 9.0 m. Generally east-west striking veins have lengths ranging from a few hundred metres to greater than 1400 metres. Moderate to steep north (45 – 75)° dips are common. Gold grades range from < 1.0 g/t Au to > 30 g/t Au. The bulk - 41 -

tonnage potential of this occurrence is limited, but a minable, higher-grade gold resource may very exist on the BYC concessions.

(iii.) Although there is an intrusive association with gold vein development at the BYC occurrence, interpretations utilizing a large bulk mineable, stockwork – intrusive hosted model do not appear to be applicable. However, the BYC intrusion has played and important role in the localization of linear, brittle ductile zones where both shear and extensional veinlets may be indentified.

(iv.) Virtually all the known vein systems have been identified in areas of very shallow overburden depths. Many of the historically identified zones have essentially outcropped or subcropped.

Although in several areas, major vein systems “terminate” in drift or alluvial covered areas. They may be more laterally persistent than currently recognized.

The exploration opportunities at BYC are multiple. Strong efforts should be made to rapidly improve the over-all technical data base on this significant project. A series of recommendations are outlined to achieve these ends.

Initially, it will be critical to identify the continuity and size of higher grade mineralized zones within this system. Some of the sampling data suggests that very near surface higher grade mineralized zones may have been mined by artesinals. This is a significant interpretation has it implies that recent surface sampling may under-represent the frequency and tenor of higher grade mineralized zones.

16.0 RECOMMENDATIONS:

16.1 Zhuhlazahaga – Gobi:

1.	In the South Trench area, drillholes should be drilled due east at shallow 45 to 60 degree dip angles. The intersection of the carbonate-skarn horizon exposed in the south trench, with the “Trench Fault will continue to the south and should be drill tested. The horizon will free air, up-dip to the north. A second thicker carbonate package, lying approximately 60 m’s below the South Trench skarn horizon will also be juxtaposed against this fault and may potentially be mineralized. This horizon should be drill tested both down dip to the south and up-dip to the north. Because of its more massive nature this deeper carbonate horizon is viewed as a second order target when compared to the South Trench skarn horizon. Recommended drill collar locations for this target area are provided, Figure 7.

2.	The proximal mineralized gold skarn, intersected as a blind target in DDH 170-1 is viewed as highly significant. A thick carbonate package is well mineralized at its juxtaposition with a medium grained diorite. The intersection clearly demonstrates that the deeper limestone package, lying below the South Trench skarn horizon can be mineralized. The diorite contact is trending along strike and toward the north trending Trench Fault. If the observations from the mine and South Trench area apply, enhanced grades and thickness near this contact might be anticipated proximal to this fault. Recommended collar locations for this target type and area are provided.

3.	In many skarn environments, including those located in Southern China, regional geological features, platformal embayments, basement highs and related intrusive features are important exploration parameters. Minco currently holds several other concessions near Gobi which have received only very preliminary evaluation. Use the excellent quadrant scale Chinese geological maps to potentially identify the geological features unique to Gobi and attempt to screen the remaining concessions for similar geological criteria.

16.2 BYC

Unlike Gobi, BYC is at a very preliminary state of its exploration. The existing geological data base has been developed and compiled by a group of dedicated geologists working with very limited resources. All efforts should be made to increase the quality of geological data always with the purpose of best defining highest grade gold zones within this very large target area. In order to achieve this:

1.	Initiate exploration onthis property by developing a strong 1:5,000 scale geological map which utilizes careful structural analysis as well as outcrop and trench scale lithological mapping techniques. A high quality topographic base or orthophoto would be required. Use staining, slabing and petrographic techniques to determine the mineral assemblages associated with the major mineralized zones. Construct an alteration map synchronously with the bedrock geological map.

2.	Carefully compile all gold assay data and then construct a gold contour map. Attempt to acquire production and assay data from the significant producing or past producing mining operations on this concession. Integrate that into the geochemical database. All future rock sampling should be multi-element in nature. All of the historical geochemical database is gold only. Significant “credits” may exist in other elements and it is currently not possible to recognize other elemental zonation patterns.

3.	In conjunction with geochemistry institute a greatly expanded program of hand trenching. Bedrock depth over much of the conscession is relatively shallow, less than 2.0 m and could easily be exposed by hand trenches.

4.	Try to determine the nature and extent of surficial cover on the concession area and demo nstrate and which surficial profiles are transported and which are generally in situ. Instiute a broad brush soils – regolith sampling multi-element soil geochemistry program. In particular, target the likely extensions of known veins in drift covered areas.

5.	At least two orientation geophysical surveys, mag and IP should be initiated. The vein systems plus their alteration halo may be large enough to be effectively seen by geophysical methods, particularly magnetic surveys and IP. Under these metamorphic grades pyrrhotite is a stable iron sulphide phase. This mineral phase could be detected by either susceptibility or magnetic measurements. The volume of silica plus or minus sulphides may be sufficient to produce strong IP and resistivity effects. The goal is once again to define the position of mineralized zones in drift covered areas and to find physical correlates which will track the position of higher grade mineralized zones.

6.	Bring the BYC occurrence to the drill stage within a eight month time frame. Initially budget for a 5000 m, 30 diamond drill hole program. Use orientated NQ core and perform both downhole and collar surveys.

16.3 Greenfield – New Projects and Existing Projects:

Although this report addresses only two projects, Gobi and BYC, the author recognizes that Minco, in addition to holding other significant mineral concessions, is actively pursuing additional exploration and development opportunities. Other projects of note include the Changba-Lijiangou (Sedex Pb-Zn-Ag) and the White Silver Mountain (precious metal enhanced volcanic hosted massive sulphide). Reconnaissance projects include precious metals screening and acquisition programs being examined throughout China. Funding for “Greensfields” projects and advanced staged projects are clearly warranted and are included in the budgetary estimates for this project.

16.4 Recommended Budget 2003:

Minco Mining and Metals Corporation holds several important mineral concessions in China. All of these warrant significant followup. A recommended budget for the projects discussed in this report, as well as “Greenfield” projects may be outlined:

All figures in U.S. dollars:

Zhulazhaga – Gobi: Drilling:

1. 2500 m’s NQ drilling: @ $ 50.00 (US)		$125,000
2. Water hauling		$15,000
3. Drilling assay and geochemical costs		$20,000
4. Technical support local wages		$20,000
5. Geological supervision – management		$20,000
6. Logistics		$25,000
7. Environment remediation		$20,000

Regional ( 2 Concessions External to Zhulazhaga)

1. Reconnaissance geological evaluation of
external concessions (mapping, sampling, regional
data base development)	.	$ 30,000
2. Logistics		$15,000

Zhulazhaga Recommended 2003 Exploration Expenditures:		$290,000

BYC:

1. Othophotographic map bases:		$25,000
2. Detailed geological mapping		$25,000
3. Property scale geochemical surveys		$40,000
4. Petrography and Lithogeochemical surveys		$5,000
5. Geophysical surveys (mag and IP)		$40,000
6. 5000 m NQ drilling @ $ 50.00 per m		$250,000
7. Assay cost’s		$25,000
8. Water hauling		$20,000
9. Geological supervision		$40,000
10. Technical support and local wages		$30,000
11. Logistics		$30,000
12. Environmental remediation		$40,000

BYC Recommended 2003 Exploration Expenditures		$570,000

Regional Reconnaissance Programs – Submittal Evaluation:

1. “Greenfields Exploration” property reviews, and technical due diligence                                     $ 250,000

2. Legal due diligence                                                                                                                   $   30,000

Regional Programs, Recommended 2003

Exploration Expenditures                                                                                                         $ 280,000

TOTAL RECOMMENDED 2003 EXPLORATION BUDGETS: $ 1,140,000 (US dollars)

Jim Oliver, Ph.D., P.Geo.

March 3, 2003.

17. REFERENCES

Barley, M. E., Groves, D.I. and Blake, T.S. 1992: Archean Metal Deposits Related to Tectonics: Evidence from Western Australia.

During, P. Hagemann, S. and Love, R. 2001: A thrust ramp model for gold mineralization at the Archean Trondhjemite- hosted Tarmoola Deposit: The Importance of Heterogeneous Stress Distributions around Granitiod Contacts. Economic Geology, Vol. 96, pages 1 –68.

Eilu, P.K., Mathison, C.I., Groves, D.I. and Allardyce, W.J. 1999: Atlas of Alteration Assemblages, Styles and Zoning in a Variety of Host Rock and Metamorphic Settings. Geology and Geophysics Department (Centre for Strategic Mineral Deposits & UWA Extension, The University of Western Australia, 50 pages.

Goldfarb, R.J., Groves, D.I. and Gardoll, S. 2001: Orogenic gold and geologic time: a global synthesis. Ore Geology Reviews, Vol. 18, 1 – 75.

Goldfarb,R.J., Phillips, G.N., and Noklegerg, W.J. 1998 Tectonic setting of synorogenic gold deposits of the Pacific rim: Ore Geology Reviews, Vol. 13, pages 185-218.

Hagemann, S.G. and Cassidy, K.F. 2000: Archean Orogenic Lode Gold Deposits. In Hagemann, S.G. and Brown, P.E. (eds.) Gold in 2000. Reviews in Economic Geology Volume 18, pages 9 – 68.

Hodgson, C.J. and Hamilton, J.V. 1989: Gold mineralization in the Abitibi greenstone belt: End-stage results of Archean collisional tectonics? In Keays, R.R. Ramsay, W.R.H. and Groves, D.I. eds., The geology of gold deposits: The perspective in 1988. Economic Geology Monograph 6, pages 86 – 100.

Jiang, R. 2001: 2000 Exploration Report Zhulazhaga Gobi Project Inner Mongolia, China. Internal Corporate Report to Minco Mining and Metals Corporation, 42 pages.

Jin, B. and Fengyan, D. 1998: Early Proterzoic Crust. In X. Ma and J. Bai (eds.) Precambrian Crustal Evolution of China. Springer, pages 87 – 159.

Meinert, L.D. 2000: Gold in Skarns Related to Epizonal Intrusions. In S.G. Hagemann and P.E. Brown (eds) Gold in 2000. Reviews in Economic Geology, Volume 13 pages 347-376.

Ni, F.J. Jiang, S.H., Su, X.X. and Wang, X.L. 2002: Geological features and origin of gold deposits occurring in the Baotow-Bayan Obo district, south-central Inner Mongolia, Peoples Republic of China. Ore Geology Reviews, Vol. 20, pages 139 – 169.

Oliver, J.L. 2002a: Geological Summary: Zhulazhaga Gold Skarn, Inner Mongolia China. Inner Mongolia China, Private Consulting Report to Minco Mining & Metals Corporation, 16 pages.

Oliver, J.L. 2002b: Geological evaluation of the BYC shear hosted gold occurrence: North Central China. Private Consulting Report to Minco Mining & Metals Corporation, 12 pages.

Pavlis, T. 1996: Fabric development in syntectonic intrusive sheets as a consequence of melt-dominated flow and thermal softening of the crust. Tectonophysics. Volume 253: pages 1-31.

Xueguang, H. 1998: Mid-late Proterozic (Pre-Sinian) Crust. In X. Ma and J. Bai (eds) Precambrian Crustal Evolution of China. Springer, pages 161 – 262.

Xuejing, X. 1995: The Surficial Geochemical Expression of Giant Ore Deposits. In , A.H. Clark (ed.) Giant Ore Deposits II, Controls on the Scale of Orogenic Magmatic-Hydrothermal Mineralization. Proceedings of the Second Giant Ore Deposits Workshop, Kingston Ontario, April 25-27, 1995, pages 475-487

Zhang, H.G., So C.S. and Yun, S.T. 1999: Regional geologic setting and metallogenesis of central Inner Mongolia, China: guides for exploration of mesothermal gold deposits. Ore Geology Reviews, Volume 14, pages 129 – 146.

Zhao, Y, Zhang, Y. and Bi, C. 1999: Geology of gold-bearing skarn deposits in the middle and lower Yangtze River Valley and adjacent regions. Ore Geology Reviews, Vol. 14, pages 227 – 249.

Zhou, T. and Lu, G., 1999: Tectonics, granitoids and Mesozoic gold deposits in east Shandong, China: Ore Geology Reviews, Vol. 16, pages 71-90.

18.0 CERTIFICATE OF AUTHOR

I, Jim L. Oliver, Ph.D., P.Geo., do hereby certify that:

1.	I am currently employed as a consultant geologist by: Oliver Geoscience International Ltd., 4377 Karindale Road, Kamloops, B.C., Canada. V2B 8N1.
2.	I hold a B.A. (Hons.) in Psychology, conferred by Simon Fraser University in 1976; a B.Sc. (Hons.) in Geophysics and Geology conferred by the University of British Columbia in 1982; a M.Sc. and a Ph.D. in Geology conferred by Queen’s University in 1985 and 1996, respectively.

3.	I am a member, in good standing, of the Association of Professional Geoscientists of British Columbia.
4.	I have worked as a geologist continuously for twenty years in a wide variety of geological environments both within Canada and internationally.
5.	I have read the definition of “qualified person” set out in the National Instrument 43-101 (NI 43-101) and certify that be reason of my education, affiliation with professional associations (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I am responsible for (subject to points noted in the “Disclaimer” – Section 3.0) the preparation of Sections 1 –18 of the technical report titled “Report on the 2002 Exploration of the Gobi – Zhulazhaga Gold Skarn and Shear Hosted BYC Gold Properties, Inner Mongolia, China.” and dated March 3, 2003, relating to the Gobi and BYC concessions. I have worked on both the Zhulazhaga and BYC properties as an independent consultant in October and November of 2002.

7.	Prior to 2002, the author had no prior involvement with either the Zhulazhaga or BYC Properties.
8.	I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclosure which makes the Technical Report misleading.

9.	I am independent of the issuer applying all the tests in section 1.5 of the National Instrument 43-101.
10.	I have read National Instrument 43-101and Form 42-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
11.	I consent to the filling of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 3 rd day of March , 2003.

Signature of Qualified Person                                                                                            Stamp of Qualified Person

Printed Name of Qualified Person.

19.0 CONSENT OF AUTHOR

To: Alberta Securities Commission

British Columbia Securities Commission Ontario Securities Commission

I, James L. Oliver, do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled, “Report on the 2002 Exploration of the Gobi-Zhulazhaga Gold Skarn and Shear Hosted, BYC Gold Properties, Inner Mongolia, China”, and dated the 3 rd of March 2003 (the “Technical Report”) and to the written disclosure of the Technical Report and extracts from or a summary of the Technical Report in the written disclosure in the Annual Information Report of Minco Mining and Metals Corporation being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived form the Technical Report or that the written disclosure in the Annual Information Report of Minco mining and Metals Corporation contains any misrepresentation the information contained in the technical report.

Dated this 3 rd day of March, 2003.

Signature of Qualified Person                                                                        Seal of Qualified Person.

Print Name of Qualified Person

Appendix I.

Gobi 2002 Drill Logs (English Summaries)

Appendix II.

Assay Certificates, Gobi 2002 Diamond Drilling.